FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE PROXY STATEMENT ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference herein is the Registrant’s notice of meeting and proxy statement for the annual general meeting of shareholders to be held on May 18, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) BY: /S/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: April 5, 2006

B.O.S. Better Online Solutions Ltd.
Beit Rabin
Teradyon Industrial Zone
Misgav, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 18, 2006

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held in Israel at the offices of the Catalyst Fund LP at 3 Daniel Frisch Street, Tel-Aviv, Israel, on May 18, 2006 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler, Adiv Baruch, Avishai Glück, Andrea Mandel-Mantello and Ronen Zavlik and to elect Mr. Jean-Marc Bally to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company’s Independent Auditors.

3.	To increase the registered share capital of the Company and to amend article 4.1 of the Articles of Association and section 4 of the Memorandum of Association, accordingly.

4.	To amend the Articles of Association of the Company in light of amendments to the Israeli Companies Law.

5.	To amend the indemnification agreements issued and to be issued in the future to directors of the Company, in light of the amendment to the Articles of Association.

6.	To approve the grant of shares to Adiv Baruch, CEO of the Company, and grant of options to Signum Ltd.

7.	To approve the grant of shares and options to Mr. Edouard Cukierman, Chairman of the Board of Directors.

8.	To authorize the audit committee and the Board to distribute bonuses to the Chairman and CEO.

9.	To approve an increase of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

10.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2005.

11.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to the Company’s Articles of Association, the Board of Directors has fixed the close of business on April 10, 2006 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Edouard Cukierman	Adiv Baruch
Chairman of the Board of Directors	President and Chief Executive Officer

April, 2006

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY’S CORPORATE OFFICE NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.
Beit Rabin
Teradyon Industrial Zone
Misgav, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 18, 2006

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation by the Board of Directors for use at the Annual Meeting of Shareholders of the Company to be held in Israel at the offices of the Catalyst Fund LP at 3 Daniel Frisch Street, Tel-Aviv, Israel, on May 18, 2006 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). At the Meeting, shareholders of the Company will be asked, to vote upon the following matters:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler, Adiv Baruch, Avishai Glück, Andrea Mandel-Mantello and Ronen Zavlik and to elect Mr. Jean-Marc Bally to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company’s Independent Auditors.

3.	To increase the registered share capital of the Company and to amend article 4.1 of the Articles of Association and section 4 of the Memorandum of Association, accordingly.

4.	To amend the Articles of Association of the Company in light of amendments to the Israeli Companies Law.

5.	To amend the indemnification agreements issued and to be issued in the future to directors of the Company, in light of the amendment to the Articles of Association.

6.	To approve the grant of shares to Adiv Baruch, CEO of the Company, and grant of options to Signum Ltd.

7.	To approve the grant of shares and options to Mr. Edouard Cukierman, Chairman of the Board of Directors.

8.	To authorize the audit committee and the Board to distribute bonuses to the Chairman and CEO.

9.	To approve an increase of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

10.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2005.

11.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is c/o American Stock Transfer & Trust Company, 59 Maiden Lane – Plaza Entrance, New York, New York 10038, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about April 12, 2006. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on April 10, 2006 are entitled to notice of and to vote at the Meeting. The Company had 6,607,514 Ordinary Shares issued and outstanding on March 31, 2006, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33 1/3% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. All proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of March 31, 2006, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares and as to all directors and officers of the Company as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 6,607,514 shares outstanding as of March 31, 2006.

	Shares Beneficially Owned
Name and Address	Number	Percent

Catalyst Fund, LP
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel	1,292,275	19.6%

Jacob and Sara Neuhof (1) 5 Yitzhak Berger Street, Rishon Letzion 75260, Israel	450,135	6.8%

Officers and directors as a group (2)	108,695	1.65%

(1) Jacob Neuhof holds 225,861 ordinary shares and his spouse, Sara Neuhof, holds 224,274 ordinary shares. As they are husband and wife, each is deemed to indirectly hold the shares of the other, however, each disclaims beneficial ownership of these shares.

(2) Does not include 436,282 options to purchase Ordinary Shares of the Company granted and currently held by Officers and/or Directors of the Company. Does not include 65,217 options of Brada Investments Limited, a shareholder of the Company owned by a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

        At the Meeting, six directors currently serving on the Board of Directors, will be nominated for reelection. Additionally, the board of directors recommends nominating an additional director – Mr. Jean-Marc Bally.

        Section 239 of the Israeli Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Their term of service is three years, and they may be elected to serve for up to two terms. Dr. Yael Ilan and Prof. Adi Raveh currently serve as external directors and their term of service shall expire in November 2008 and February 2009, respectively.

        The rest of the directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. It is the intention of the persons named in the proxy to vote for the election of the seven nominees named below, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position	Ordinary Shares beneficially owned*	Percentage of beneficial holdings
Mr. Edouard Cukierman	41	Chairman of the Board of Directors	------	------
Mr. Adiv Baruch	43	Director, President and	------	------
		Chief Executive Officer
Mr. Joel Adler	52	Director	108,695**	1.65%
Mr. Avishai Gluck (2)	34	Director	------	------
Mr. Andrea Mandel-Mantello	47	Director	-------	------
Mr. Ronen Zavlik (1)	45	Director	------	------
Mr. Jean-Marc Bally	35	-	-------	------

* does not include options held by the directors.
** Mr. Joel Adler is one of the beneficiaries of a discretionary trust that owns Brada Investments Limited, a shareholder of the Company. Does not include 65,217 options of Brada Investments Limited to purchase ordinary shares of the Company.
(1) Member of the Audit Committee.
(2) Member of the Remuneration Committee.

Mr. Edouard Cukierman, 41, has been a director since May 2003, and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Investments and Chairman of Cukierman & Co. Investment House. Since 1993, Cukierman & Co, Investment House realized 1.7 Billion € of Corporate Finance transactions. Mr. Cukierman is a former Board member of Orex, MTI Wireless and other technology companies. He was the President and CEO of the Astra Fund. He served as a Board member of Otto Capital, a Singapore based VC fund. He was the former President of the Supervisory Board of Citec-Environment and Services in Paris and a Board member of Lamina Technologies in Switzerland. He is also on the Board of Sar-El, an Israeli Defence Forces volunteer organization and is an Officer of the IDF Spokesman Unit (Reserves), as well as an officer of the Hostage Negotiation Team. Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion – Israel Institute of Technology. He is a guest Lecturer at Tel Aviv University, the Technion and the Harvard Business School.

Mr. Adiv Baruch, 43, has been a director since February 2004 and the Company’s President and CEO service provider since January 1, 2004. From June 2004 he also serves as the CEO service provider of the Company’s subsidiary, BOScom Ltd. From 1999 to 2003 he served as Executive VP Business Development of Ness Technologies, and has expertise in the Telecom and High-tech industries. Mr. Baruch is also a former partner and active director of IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division, and serves as a director for MLL Software Industries Ltd. and Maayan Ltd., two Israeli public company traded on the TASE, as well as for Zone 4 Play Ltd. He has a B.Sc. in Information Systems and Industrial Engineering from the Technion – Israel Institute of Technology.

Mr. Joel Adler, 52, has been a director since June 2005. Mr. Adler is a partner in Speechly Bircham, a leading law firm in the City of London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Joel advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange ( AIM ).  Mr. Adler joined Speechly Bircham as a partner in 1999 from Rakisons (now part of US law firm Steptoe & Johnson), where he was head of the corporate department for 12 years. Previously was with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck, London (now Denton Wilde Sapte) and D JF Reeman. He is a member of the Israeli Bar and worked for the well known Israeli law firm Caspi & Co for two years. Mr. Adler holds a law degree from Bar Ilan University in Israel, and a LLM from London University. He was born and educated in Vienna.

Mr. Avishai Glück, 34, has been a director since February 2004. He serves as the Executive Vice President of Catalyst Investments. Mr. Glück has financial management, accounting and tax consultation experience, as well as extensive knowledge of the Israeli high tech market, having screened hundreds of companies for Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Glück currently serves as a director in Onset Technology Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young’s Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Glück has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.

Mr. Andrea Mandel-Mantello, 47, has been a director since November 2003. Mr. Mandel-Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the UK Financial Services Authority. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as UBS) in London in various senior management positions including Executive Director of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell’Agricoltura in Rome. During his investment banking career Mr Mandel-Mantello has pioneered several financial instruments in Italy including securitisations, equity linked products and high yield bonds. He is currently on the boards of Telit Plc (telecom equipment) listed on AIM; Coraline S.p.A., a company set up to acquire the business of Frette S.p.A. (luxury homeware products); and Moto S.p.A., a joint venture between Cremonini S.p.A. and Compass Group Plc (motorway restaurants). He holds a Bachelors degree in Economics and Political Science from Yale University.

Mr. Ronen Zavlik, 45, has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma’ariv Holdings Ltd, Extra Plastic Ltd., Israel Land Development Malls and Shopping Centers Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

Information about the additional nominee:

Mr. Jean-Marc Bally, 35, has served as the General Partner & Managing Director of Schneider Electric Ventures, a venture capital company with €50 Millions under management, since March 2006. Previously, Mr Bally was an Investment Partner at Schneider Electric Ventures for 5 years where he was responsible for communications and IT industries investments across Europe focusing in particular on microtechnologies and electronics. Mr Bally currently serves as a director in Ixiasoft Inc (Canada), ConnectBlue ab (Sweden), Tracetel SA (France) and HBA SA (France) and has observer positions in Microbridge Technologies Inc. (Canada), Netasq SA (France) and Tronic’s Microsystems SA (France). Prior to the creation of Schneider Electric Ventures, Mr Bally spent 5 years in Corporate Finance in Schneider Electric SA. Mr Bally holds a Licence degree in Mathematics, a Master of Science in Management from Grenoble Graduate School of Business, and an executive education from INSEAD.

Information regarding the incumbent external directors:

Dr. Yael Ilan, 57, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq – Israel’s Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET – the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

Prof. Adi Raveh, 58, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he serves as an external director at Clal Insurance Company Ltd. Since 2002 he serves as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav – a Mutual Funds Management company (since 1995), and as a director of Peilim – a Portfolio Management company – part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech – a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of the Company as a group for the year ended December 31, 2005:

	Salaries, Directors' Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (then 16 persons)	$1,492,254	$78,742

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer of the Company is located, as the case may be.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Joel Adler, Adiv Baruch, Avishai Glück, Andrea Mandel-Mantello, Ronen Zavlik and Jean-Marc Bally, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

2.	REAPPOINTMENT OF INDEPENDENT AUDITORS

        The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company, until the next annual general meeting of shareholders.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

3.	INCREASE OF REGISTERED SHARE CAPITAL

        The Company’s registered share capital is currently 35,000,000 NIS, divided into 8,750,000 ordinary shares 4 NIS nominal value each. The Company’s issued and outstanding share capital, on a fully diluted basis, has nearly reached the registered share capital limit, and therefore, the Board of Directors recommends increasing the registered share capital of the Company to 140,000,000 NIS divided into 35,000,000 ordinary shares of 4 NIS nominal value each. The increase is necessary, inter alia, for future fundraising and future M&A transactions that the Company is interested in seeking, and in which, some or all of the consideration may be paid in ordinary shares of the Company.

        At the meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to increase the registered share capital of the Company to 140,000,000 NIS divided into 35,000,000 ordinary shares 4 NIS nominal value each, and to amend article 4.1 of the Articles of Association and section 4 of the Memorandum of Association, accordingly.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

4.	AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

        In light of recent amendments to the Israeli Companies Law, 1999, the Board of Directors recommends amending certain provisions of the Company’s Articles of Association, as follows:

Article 4.3 – after the sentences “The board of directors may issue shares and other securities which are convertible or exercisable into shares up to the limit of the Company’s authorised share capital. With regard to computing the limit of the authorised capital, securities convertible or exercisable into shares shall be deemed to have been converted or exercised on the date of their issue”, the following shall be inserted: “Such authority of the board of directors may be delegated only as permitted by law.” Such amendment clarifies that that the authority to issue securities may be delegated, but only as permitted by law.

Article 16.9 – after the sentence “Every board of directors’ member may appoint an alternate for himself, provided that such an appointment shall not be for a period exceeding one month, and that someone who was appointed as an alternate for another director and/or who is already serving as a director of the Company may not be appointed as an alternate”, the following shall be inserted: “execpt as provided in section 237(d) of the Companies Law”. Section 237(d) of the Companies Law provides that someone who is already serving as a director may be appointed as an alternate for a director serving as a committee member, if he is not already a member of that committee.

Article 17.6 currently provides: “The board of directors may also pass written resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree thereto.” The word “written” shall be stricken, and the word “thereto” shall be replaced with “…not to convene for discussion of the matter.” after which the following shall be inserted: “In such a case, minutes of the resolutions (including the decision not to convene) shall be signed by the chairman of the board of directors, or alternatively, signatures of the directors shall be attached to the minutes. Instead of a director’s signature, the chairman of the board or the corporate secretary may attach a signed memo regarding the oral vote of a director. Resolutions passed without convening, as aforementioned, shall be passed by an ordinary majority and shall have the same effect as resolutions passed at a duly convened meeting.” Such amendments allow flexibility for the passing of Board resolutions without convening, and require only an ordinary majority of the directors to approve the resolution (although all must agree that resolutions on the matter shall be adopted without convening).

Article 19.1 – at the end of the article, the following sentence shall be added: “If a committee merely has a recommendation role, the board of directors may also appoint to the committee members who are not directors.” Such amendment allows the appointment of non-directors to certain committees.

Article 22 – Sub articles 22.1-22.5 shall be replaced in their entirety, due to the recent changes in the law, as follows (the italicized words represent new additions to the current article):

22.1	The Company may exempt an Office Holder therein in advance for his liability, or any part thereof, for damage in consequence of a breach of the duty of care vis-a-vis it, except with respect to Distribution (as defined in the Companies Law).

22.2	The Company may indemnify an Office Holder retroactively for an obligation or expense as specified in sub-paragraphs 22.2.1 22.2.2 and 22.2.3 below, imposed on him in consequence of act done in his capacity as an officer in the Company.

22.2.1	a monetary obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

22.2.2	reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent;

22.2.3	reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the company or on its behalf or by another person, or in a criminal indictment in which he is acquitted, or in a criminal indictment in which he is convicted of an offence that does not require proof of criminal intent.

22.3	The Company may give an advance undertaking vis-a-vis an Office Holder to indemnify him in respect of an obligation or expense as specified in paragraph 22.2 above, provided that the undertaking specified in paragraph 22.2.1 is limited to types of events which in the board of directors’ opinion may be anticipated, in light of the Company’s activities, at the time of giving the indemnity undertaking, and to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both to be specified in the Company’s undertaking.

22.4	A company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder therein, in any of the following cases:

22.4.1	a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

22.4.2	a breach of the duty of fidelity vis-a-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

22.4.3	a monetary obligation imposed on him in favor of another person.

22.5	Paragraphs 22.1 to 22.4 shall not apply in any of the following cases -

22.5.1	a breach of the duty of fidelity, save regarding insurance and indemnity provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

22.5.2	an intentional or rash breach of the duty of care, except where the breach was negligent only;

22.5.3	an act done with the intention of unlawfully producing a personal profit;

22.5.4	a fine imposed on an Office Holder.

        At the meeting, the Board of Directors will propose that the following resolution (which, with respect to the amendment of Article 22, has been approved by the Audit Committee as well as the Board of Directors – including, in both, those directors having a personal interest in the decision, being the majority) be adopted:

“RESOLVED, to amend the Articles of Association of the Company, as recommended by the Board of Directors.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

5.	AMENDMENT TO INDEMNIFICATION AGREEMENTS

        On February 18, 2003 the Company’s Shareholders approved the grant of indemnification letters to all directors of the Company, including directors to be appointed in the future.

        Indemnification of directors requires, under the Companies Law, the approval of the Company’s Audit Committee, Board of Directors, and Shareholders.

        At the meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors – including, in both, those directors having a personal interest in the decision, being the majority) be adopted:

“RESOLVED, to amend the indemnification agreements issued and to be issued in the future to directors of the Company, in light of the amendment to Article 22 of the Company’s Articles of Association.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

6.	GRANT OF SHARES TO ADIV BARUCH AND GRANT OF OPTIONS TO SIGNUM LTD.

        Signum Ltd. (“Signum”) provides management services to the Company, exclusively through Mr. Adiv Baruch. Mr. Baruch is one of the controlling shareholders of Signum and serves, pursuant to the management agreement in the capacity of President and Chief Executive Officer of the Company and also, since February 2004, serves as a director.

        The Executive Session of Independent Directors has recommended and the Audit Committee and the Board of Directors have approved (subject to Shareholder approval), to (i) grant Mr. Adiv Baruch a bonus of 65,000 ordinary shares (for no consideration), and (ii) to grant Signum 187,100 options to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price equal to the average closing price of the Company’s shares on the Nasdaq National Market on the 20 trading days preceding the date of the Meeting at which the grant shall be approved (the “Grant Date”), to be vested in three equal parts on the first, second and third anniversary of the Grant Date, for a maximum exercise period of 3 years from the vesting date of each portion of the Grant.

        Previous grants of options to Signum include 216,282 options at an exercise price of $3.00 per share, as part of the January 2004 management agreement between Signum and the Company, and 20,000 options at an exercise price of $3.08 per share, granted in June 2005. Additionally, as a bonus for the year 2005, Signum was granted an additional 20,000 options, subject to the Company achieving profitability in the financial statements as of December 31, 2005, however, the milestone was not reached and the options were not granted.

        The general purpose of the issuance of options is to provide an incentive to the Company’s CEO, by enabling him to share in the future growth of the business of the Company. The Board of Directors believes that the granting of stock options promotes continuity of management and increases incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long range plans of the Company and securing its growth and financial success.

        As Mr. Adiv Baruch is a director of the Company, and since, under the Israeli Companies Law, 1999, his conditions of service with the Company (including remuneration for other positions he holds in the Company), including the issuance of options, must be approved by the shareholders of the Company, at the Meeting, the Board of Directors will propose that the following resolution (which has been recommended by the Executive Session of Independent Directors and approved by the Audit Committee and the Board of Directors – excluding Mr. Adiv Baruch who has a personal interest in the decision), be adopted:

“RESOLVED, to approve the grant of shares to Mr. Adiv Baruch and the grant of options to Signum Ltd., under the above-mentioned terms and conditions, subject to the increase in the Company’s registered share capital (proposal 3) and the Company’s 2003 Israeli Share Option Plan (proposal 9).”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

7.	GRANT OF SHARES AND OPTIONS TO EDOUARD CUKIERMAN

        Mr. Edouard Cukierman serves as the Chairman of the Board of Directors of the Company since June 2003.

        The Executive Session of Independent Directors has recommended and the Audit Committee and the Board of Directors have approved (subject to Shareholder approval), to grant Mr. Edouard Cukierman: (i) a bonus of 21,666 ordinary shares (for no consideration), and (ii) 233,876 options to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price equal to the average closing price of the Company’s shares on the Nasdaq National Market on the 20 trading days preceding the date of the Meeting at which the grant shall be approved (the “Grant Date”), to be vested in three equal parts on the first, second and third anniversary of the Grant Date, for a maximum exercise period of 3 years from the vesting date of each portion of the Grant.

        Mr. Edouard Cukierman has not previously been granted shares or options as Chairman of the Board, although in August 2003 he was granted 7,500 options at an exercise price of $1.84, as were all the directors of the Company at the time, which he has transferred to the Catalyst Fund, the Company’s largest shareholder, where he serves as the CEO. The Board of Directors believes that the issuance of options to the Company’s Chairman provides him with an incentive to secure the Company’s growth and financial success, by enabling him to share in such success in the future.

        As Mr. Edouard Cukierman is a director of the Company, and since, under the Israeli Companies Law, 1999, his conditions of service with the Company (including remuneration for other positions he holds in the Company), including the issuance of options, must be approved by the shareholders of the Company, at the Meeting, the Board of Directors will propose that the following resolution (which has been recommended by the Executive Session of Independent Directors and approved by the Audit Committee and the Board of Directors – excluding Mr. Edouard Cukierman who has a personal interest in the decision), be adopted:

“RESOLVED, to approve the grant of shares and options to Mr. Edouard Cukierman, under the above-mentioned terms and conditions, subject to the increase in the Company’s registered share capital (proposal 3) and the Company’s 2003 Israeli Share Option Plan (proposal 9).”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

8.	AUTHORIZATION TO DISTRIBUTE BONUSES TO THE CHAIRMAN AND THE CEO

        The Executive Session of Independent Directors has recommended and the Audit Committee and the Board of Directors have approved (subject to Shareholder approval), that in the event that the Company will have a net profit according to the audited financial statements of any given financial year thru fiscal year 2008, the Audit Committee and the Board of Directors shall have the authority, at their discretion, to grant the persons holding the positions of Chairman and CEO (and other senior executive officers of the Company and its subsidiaries), up to an aggregate of 5% of the net profit, in cash (although, for the avoidance of doubt, they shall not be under any obligation to do so).

        As the Chairman, and currently also the CEO, are directors of the Company, and since, under the Israeli Companies Law, 1999, their conditions of service with the Company (including remuneration for other positions they hold in the Company), must be approved by the shareholders of the Company, at the Meeting, the Board of Directors will propose that the following resolution (which has been recommended by the Executive Session of Independent Directors and approved by the Audit Committee and the Board of Directors – excluding Mr. Edouard Cukierman and Mr. Adiv Baruch who have a personal interest in the decision, as they currently hold the positions of Chairman and CEO), be adopted:

“RESOLVED, to authorize the Audit Committee and Board of Directors to distribute bonuses to the Chairman and the CEO, at their discretion, under the above-mentioned terms and conditions.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

9.	INCREASE OF 2003 ISRAELI SHARE OPTION PLAN

        Under the 2003 Israeli Share Option Plan, employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire ordinary shares of the Company. The Board of Directors has approved (subject to Shareholder approval) to increase the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, from 1 million to 1.5 million, as the current option pool has nearly been depleted (and in the event the grants in proposals 6 and 7 shall be approved, they will be subject to Shareholder approval to increase the option plan). This 2003 Plan is currently the only active Plan from which options are being granted.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, subject to the increase of the registered share capital of the Company (proposal 3), to approve an increase of the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, from 1 million to 1.5 million.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

10.	RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

        At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005.

11.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Edouard Cukierman	Adiv Baruch
Chairman of the Board of Directors	President and Chief Executive Officer

April, 2006